                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                         FIRST BANCORP OF INDIANA, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  31867T-10-3
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                                 (CUSIP Number)


                               William A. Donius
                            Pulaski Financial Corp.
                             12300 Oliver Boulevard
                           St. Louis, Missouri 63141
                                 (314) 878-2210
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 30, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31867T-10-3             13D                          PAGE 2 OF 9 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
                            PULASKI FINANCIAL GROUP
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
    Not Applicable
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     BK
--------------------------------------------------------------------------------

CUSIP NO. 31867T-10-3             13D                          PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                          THE ROOSEVELT GROUP, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
    Not Applicable
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

CUSIP NO. 31867T-10-3             13D                          PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      BRADSHAW CAPITAL MANAGEMENT, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
    Not Applicable
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

CUSIP NO. 31867T-10-3                13D                       PAGE 5 OF 9 PAGES


ITEM 1.         SECURITY AND ISSUER

       a)       Common Stock of First Bancorp of Indiana, Inc.

       b)       The address of the Issuer's principal executive offices is:

                c/o First Federal Savings Bank, 2200 West Franklin Street, Evansville, IN 47719

ITEM 2.         IDENTITY AND BACKGROUND

       REGARDING REPORTING PULASKI FINANCIAL CORP.

       a)       Pulaski Financial Corp. ("Pulaski")

       b)       12300 Olive Blvd., St. Louis, MO 63141

       c)       Organized under the laws of the State of Delaware

       d) Pulaski is a holding company for Pulaski Bank, a community oriented financial institution offering traditional financial services to the St. Louis area.

       e) During the last five years, Pulaski has not been convicted in any criminal proceeding.

       f) During the last five years, Pulaski has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       REGARDING REPORTING PERSON THE ROOSEVELT GROUP, L.L.C.

       a)       The Roosevelt Group, L.L.C. ("Roosevelt")

       b)       400 North Fifth Street, Suite 200 St. Charles, Missouri 63301

       c)       Organized under the laws of the State of Missouri

       d) Roosevelt's principal business is investment in securities of financial institutions

       e) During the last five years, Roosevelt has not been convicted in any criminal proceeding.




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CUSIP NO. 31867T-10-3                13D                       PAGE 6 OF 9 PAGES



       f) During the last five years, Roosevelt has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       REGARDING REPORTING PERSON BRADSHAW CAPITAL MANAGEMENT, L.L.C.

       a)       Bradshaw Capital Management, L.L.C. ("Bradshaw")

       b)       P.O. Box 1972 Village of Pinehurst, North Carolina 28370

       c)       Organized under the laws of the State of North Carolina.

       d) Bradshaw's principal business is asset management and bank advisory services.

       e) During the last five years, Bradshaw has not been convicted in any criminal proceeding.

       f) During the last five years, Bradshaw has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

Not Applicable

ITEM 4.         PURPOSE OF TRANSACTION:

This Amendment to Schedule 13D is filed pursuant to SEC Rule 13d-2(a) to disclose the Reporting Persons' disposition of their shares in the Issuer.

The Reporting Persons previously filed Schedule 13D not because of an additional acquisition of common stock of the Issuer but because Pulaski sent to the Issuer a letter dated January 23, 2001, in which Pulaski proposed a merger between the Issuer and Pulaski at a price of $16.125 per share of the Issuer's common stock (the "Proposal Letter").

CUSIP NO. 31867T-10-3                13D                       PAGE 7 OF 9 PAGES


An amendment to Schedule 13D was made on April 6, 2001 to fully disclose recent developments relating to the Proposal Letter, including the Issuer's rejection of the offer and to disclose Reporting Person Bradshaw's decision to consider seeking changes to the Issuer's Board of Directors.

On April 30, 2001, the Issuer purchased all of the common stock of the Issuer held by the Reporting Persons for $15.75 per share. The purchase of the shares was pursuant to an agreement between the Reporting Persons and the Issuer wherein the Reporting Persons agreed to refrain from taking certain actions with respect to the Issuer for an undisclosed period of time.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER:

       AS TO REPORTING PERSON PULASKI FINANCIAL CORP.

       a)       Amount beneficially owned: 0

       b)       Percent of class: 0%

       c)       Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote:  -0-

                (ii)  Shared power to vote or to direct the vote:  -0-

                (iii) Sole Power to dispose or direct the disposition of:  -0-

                (iv)  Shared power to dispose or to direct the disposition:  -0-

       d)       Transactions in the subject securities within the past 60 days:
                Sale of 98,100 shares on April 30, 2001 to the Issuer for $15.75 per share

       AS TO REPORTING PERSON ROOSEVELT

       a)       Amount beneficially owned: -0-

       b)       Percent of class: 0%

       c)       Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote:  -0-

                (ii)  Shared power to vote or to direct the vote: -0-




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CUSIP NO. 31867T-10-3                13D                       PAGE 8 OF 9 PAGES


                (iii) Sole Power to dispose or direct the disposition of:  -0-

                (iv)  Shared power to dispose or to direct the disposition:  -0-

       d)       Transactions in the subject securities within the past 60 days:
                Sale of 20,100 shares on April 30, 2001 to the Issuer for $15.75 per share

       AS TO REPORTING PERSON BRADSHAW

       a)       Amount beneficially owned: -0-

       b)       Percent of class: -0-

       c)       Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote: -0-

                (ii)  Shared power to vote or to direct the vote: -0-

                (iii) Sole Power to dispose or direct the disposition of: -0-

                (iv)  Shared power to dispose or to direct the disposition: -0-

       d)       Transactions in the subject securities within the past 60 days:
                Sale of 22,500 shares on April 30, 2001 to the Issuer for $15.75 per share

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                The Reporting Persons had an informal understanding that they would vote their shares in concert on matters relating to the control or management of the Issuer. As investment manager for Roosevelt, Bradshaw has shared power to dispose of and vote securities held by Roosevelt.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

                EXHIBIT 99.1. Agreement between Pulaski Financial Corp., The Roosevelt Group, L.L.C. and Bradshaw Capital Management, L.L.C. regarding joint filing of Schedule 13D.

CUSIP NO. 31867T-10-3                13D                       PAGE 9 OF 9 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                               Date: May 21, 2001

                               PULASKI FINANCIAL CORP.

                        By:    /s/ William A. Donius
                               -------------------------------------------------
                               Signature

                               William A. Donius, President and Chief Executive Officer
                               Name/Title

                               Date: May 21, 2001

                               THE ROOSEVELT GROUP, L.L.C.

                        By:    /s/ Stanley J. Bradshaw
                               -------------------------------------------------
                               Signature

                               Stanley J. Bradshaw, Chairman
                               -------------------------------------------------
                               Name/Title


                               Date: May 21, 2001

                               BRADSHAW CAPITAL MANAGEMENT,
                               L.L.C.

                        By:    /s/ Stanley J. Bradshaw
                               -------------------------------------------------
                               Signature

                               Stanley J. Bradshaw, President
                               -------------------------------------------------
                               Name/Title